Exhibit 99.2

GW Pharmaceuticals plc

Results of General Meeting

Porton Down, UK, 6 January 2014: GW Pharmaceuticals plc (AIM: GWP, NASDAQ: GWPH or the “Company”) hereby provides notification that, at the General Meeting of Company held earlier today, all the resolutions set out in the Notice of General Meeting sent to shareholders on 20 December 2013 were duly passed without amendment.

Today’s General Meeting follows the announcement by the Company on 20 December 2013 of a proposed Public Offering on the Nasdaq Global Market of American Depositary Shares. The resolutions passed at today’s General Meeting were required to be approved by shareholders in order to enable the Company to progress with these proposals.

Details of the proxy votes received in relation to each of the resolutions (which are more particularly described in the Notice of General Meeting) are as follows:

	For	Against	Total votes	% of votes cast in favour
Resolution 1	68,253,635	1,540,838	69,794,473	97.8%
Resolution 2	66,435,061	3,359,412	69,794,473	95.2%

Proxy forms which gave the Chairman and other Directors discretion have been included in the “For” total.

Resolution 1 required a simple majority of votes cast whilst Resolution 2 required the approval of not less than 75% of shareholder votes cast.

As at 10.00 a.m. on 4 January 2014, the total number of ordinary shares of £0.001 each eligible to be voted at the General Meeting was 177,988,687.

Dr Geoffrey Guy, Chairman, said, “We are pleased that, for each of the resolutions proposed and passed at the shareholders meeting today, over 95% of the proxy votes cast by our shareholders were in favour. Having achieved the support of our shareholders we will now be able to progress to the next phase of the proposed U.S. public offering.”

For further information, please contact:

Enquiries:

GW Pharmaceuticals plc
Justin Gover, CEO	+44 1980 557000
Stephen Schultz, VP Investor Relations	+ 1 401 500 6570

FTI Consulting (Media enquiries)	+44 20 7831 3113
Ben Atwell / Simon Conway / John Dineen

Trout Group, LLC (US investor relations)	+ 1 646 378 2900
Jonathan Fassberg / Seth Lewis / Danielle Spangler

Peel Hunt LLP	+44 207 418 8900
James Steel

Notes to Editors

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 24 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex which has received Orphan Drug Designation from the FDA for the treatment of Dravet syndrome, a severe infantile-onset, genetic, drug-resistant epilepsy syndrome. Our product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type-2 diabetes, and schizophrenia.